Exhibit 99.1
ChoicePoint Inc. Audited Consolidated Financial Statements
At and for the Year Ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of ChoicePoint Inc.
We have audited the accompanying consolidated balance sheet of ChoicePoint Inc. and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Atlanta, Georgia
February 28, 2008
(January 9, 2009 as to the effects of the presentation of Marketing Services segment as a discontinued operation as described in Note 5 and as to the sale of the Company to Reed Elsevier in September 2008 as described in Note 14)

Consolidated Statement of Income

Year Ended
December 31,
(In thousands)	2007
Total revenue	$900,605
Costs and expenses:
Cost of revenue	461,613
Selling, general, and administrative	216,077
Other operating charges	5,232

Total costs and expenses	682,922

Operating income	217,683
Interest expense, net	27,032

Income from continuing operations before income taxes	190,651
Provision for income taxes	74,335

Income from continuing operations	116,316
Loss from discontinued operations, net of tax	(84,383)
Gain on sale of discontinued operations, net of tax	491

Net income	$32,424

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

December 31,
(In thousands, except par values)	2007
Assets
Current assets:
Cash and cash equivalents	$20,189
Accounts receivable, net of allowance for doubtful accounts of $5,937	201,537
Income tax receivable	7,297
Deferred tax asset	1,515
Other current assets	34,141
Assets of businesses held for sale	179,810

Total current assets	444,489
Property and equipment, net	44,740
Goodwill	571,252
Other acquisition intangible assets, net	52,668
Deferred tax assets	26,408
Other assets, net	75,293

Total assets	$1,214,850

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt and current maturities of long-term debt	$80,000
Accounts payable	51,807
Accrued salaries and bonuses	23,619
Income taxes payable	11,741
Deferred income taxes	—
Other current liabilities	76,186
Liabilities of businesses held for sale	45,264

Total current liabilities	288,617
Long-term debt, less current maturities	530,000
Postretirement benefit obligations	20,585
Deferred income taxes	1,036
Other long-term liabilities	37,920

Total liabilities	878,158

Minority interest	26,770
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.01 par value; 10,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.10 par value; shares authorized — 400,000; issued — 93,426 in 2007	9,343
Paid-in capital	553,349
Retained earnings	766,757
Accumulated other comprehensive income, net	386
Treasury stock, at cost, 27,037 shares in 2007	(1,019,913)

Total shareholders’ equity	309,922

Total liabilities and shareholders’ equity	$1,214,850

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

					Accumulated
					Other
					Comprehensive
	Comprehensive	Common	Paid-in	Retained	Income (loss),
(In thousands)	Income	Stock	Capital	Earnings	Net	Treasury Stock	Total

Balance, December 31, 2006		$9,178	$500,859	$735,312	$4,601	$(582,963)	$666,987
Cumulative effect of adoption of FIN 48		—	—	(979)	—	—	(979)

Adjusted Balance, December 31, 2006		9,178	500,859	734,333	4,601	(582,963)	666,008

Net income	$32,424	—	—	32,424	—	—	32,424
Change in fair value of derivatives, net of deferred taxes of $3,910	(5,866)	—	—	—	(5,866)	—	(5,866)
Change in postretirement plan, net of deferred taxes of $197	(312)	—	—	—	(312)	—	(312)
Change in cumulative foreign currency translation adjustment	1,963	—	—	—	1,963	—	1,963

Comprehensive income	$28,209

Restricted and other stock plans, net		17	14,355	—	—	(2,845)	11,527
Stock options exercised		148	20,367	—	—	—	20,515
Common stock repurchased		—	—	—	—	(429,646)	(429,646)
Redemption of stock-based awards		—	(13,222)	—	—	(786)	(14,008)
Stock acquired for or distributed from employee benefit trust		—	1,427	—	—	(3,673)	(2,246)
Stock-based compensation expense		—	12,398	—	—	—	12,398
Tax benefit of stock options exercised		—	17,165	—	—	—	17,165

Balance, December 31, 2007		$9,343	$553,349	$766,757	$386	$(1,019,913)	$309,922
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

Year Ended
December 31,
(In thousands)	2007
Cash flows from operating activities:
Net income	$32,424
Loss from discontinued operations, net of taxes	83,892

Income from continuing operations	116,316
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	58,618
Non-cash components of other operating charges	552
Compensation recognized under stock-based compensation plans	19,396
Tax benefit of stock options exercised	—
Changes in assets and liabilities, excluding effects of acquisitions:
Accounts receivable, net	(16,305)
Other current assets	(1,955)
Deferred income taxes	32,635
Estimated income taxes	3,617
Current liabilities, excluding debt and income taxes	(5,109)
Other long-term liabilities	(2,041)

Net cash provided by operating activities — continuing operations	205,724
Net cash provided by operating activities — discontinued operations	25,860

Cash flows from investing activities:
Acquisitions, net of cash acquired	(866)
Proceeds from the disposition of discontinued operations	28,948
Additions to property and equipment	(15,694)
Additions to other assets	(29,585)

Net cash used in investing activities — continuing operations	(17,197)
Net cash used in investing activities — discontinued operations	(5,970)

Cash flows from financing activities:
Payments on Credit Facilities	(75,000)
Borrowings under Credit Facilities	290,000
Payments on Receivables Facility	(155,000)
Borrowings under Receivables Facility	135,000
Payments on other debt	446
Settlement of derivatives	230
Debt issuance costs	—
Changes in stock held by employee benefit trusts, net	(5,000)
Repurchase of common stock	(429,646)
Redemption of stock-based awards	(14,009)
Tax benefit of stock options exercised	17,165
Proceeds from exercise of stock options	20,512

Net cash used in financing activities — continuing operations	(215,302)
Net cash used in financing activities — discontinued operations	(4)

Effect of foreign currency exchange rates on cash and cash equivalents — continuing operations	154
Effect of foreign currency exchange rates on cash and cash equivalents — discontinued operations	312

Net decrease in cash and cash equivalents	(6,423)
Cash and cash equivalents, beginning of year	26,612

Cash and cash equivalents, end of year	$20,189

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
1 Nature of Operations
          ChoicePoint Inc., a Georgia corporation (“ChoicePoint,” “we,” “our,” “us” or “the Company”), is a leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. The Company provides businesses and non-profit organizations with technology, software, information and marketing services, all intended to help manage economic risks, as well as identify business opportunities.
          During the second quarter of 2008, ChoicePoint decided to divest its Marketing Services segment. As a result, ChoicePoint began reporting the segment as discontinued operations and eliminated the reporting of a separate Marketing Services segment. Reed Elsevier, which acquired ChoicePoint in September 2008, is filing herewith updated financial statements and accompanying footnotes for the year ended December 31, 2007, previously included in ChoicePoint’s Annual Report on Form 10-K, to reflect the classification of Marketing Services as a discontinued operation. The results of these discontinued operations for the year ended December 31, 2007 are now reflected in the Company’s Consolidated Statement of Income as discontinued operations. Cash flows related to discontinued operations are stated separately from cash flows related to continuing operations by category in the Consolidated Statement of Cash Flows.
          In December 2007, the Company decided to divest the software portion of its Government Services segment (“i2”). Additionally, in September 2007, the Company decided to divest its iMap business which was previously included as part of the Government Services segment. In connection with the Company’s decision to divest i2, the Company has combined the remaining components of its Government Services segment with its Financial and Professional Services Segment. This newly formed segment has been renamed the Business Services Segment and now includes virtually all of the Company’s businesses involved in the sale of non-FCRA regulated public information to customers in all markets, including banking, professional services and government. During 2006, the Company announced its intent to divest the Bode Labs, EquiSearch and BLJ businesses, which it later sold during 2007.
          ChoicePoint’s continuing operations are focused on three primary markets — Insurance Services, Screening and Authentication Services, and Business Services.
          The Insurance Services group, ChoicePoint’s largest core business, provides data, analytics, software and business information services to property and casualty (“P&C”) personal and commercial insurance carriers. Our information solutions help insurers effectively assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. In personal lines, our C.L.U.E.® (Comprehensive Loss Underwriting Exchange) database is the industry’s most complete source of historical claims. Other tools include Current Carrier®, which identifies the existence of current or previous insurance, as well as any possible lapses in coverage. Our Insurity business unit provides software, data and analytics to P&C commercial and personal lines carriers to improve risk acceptance and loss mitigation. Insurity offers policy administration, claims administration, compliance management, regulatory reporting, reinsurance, billing, business processing and maintenance service to carriers, brokers, agents and third party administrators.
          The Screening and Authentication Services group focuses on employment screenings, tenant screening, vital records and customer enrollment businesses. WorkPlace Solutions background screening products include instant on-line solutions, as well as comprehensive employment and background checks, drug testing, and tenant screening. Many customers utilize ChoicePoint’s National Criminal File, a comprehensive database of criminal files that includes criminal conviction records across all 50 states. Formed in 2006, this segment now offers vendor screening, a one-stop solution that helps organizations manage risk and compliance requirements with third-party vendors. Other businesses in this segment include VitalChek®, an on-line service that enables consumers to order vital records, such as birth certificates, marriage licenses and death certificates over the Internet or telephone using credit cards, a service otherwise not available through most government agencies.
          The Business Services group provides public information solutions primarily to banking, professional services, and government customers. These services help companies with risk management, enhanced due diligence, verification and business credentialing, and allow companies to better mitigate financial and reputational risk and improve their processes and productivity.
          ChoicePoint’s strategic vision is to help our customers mitigate economic risk by leveraging our unique market knowledge and competencies while driving profitable growth through market strength. The Company is continuing to expand its data distribution, data gathering and technological capabilities, and believes that it is positioned to offer a variety of new products to a diverse set of industries. The Company intends to accomplish its goals by expanding its presence in business markets, pursuing strategic alliances, developing and enhancing key technological capabilities, developing new products and services and maintaining solid financial performance.
2 Basis of Presentation
     The consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions and balances between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position of ChoicePoint as of December 31, 2007, the results of operations for the year ended December 31, 2007, and cash flows for the year ended December 31, 2007. The adjustments have been of a normal recurring nature.
3 Significant Accounting Policies
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. In 2007, such estimates and assumptions include those used to determine the amounts recognized as impairment charges included in other operating charges and discontinued operations. See Notes 5 and 12 for additional discussion of these charges. Actual results could differ from these estimates.
Revenue — ChoicePoint recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence that an agreement exists, prices are fixed or determinable, services and products are provided to the customer and collectibility is reasonably assured. The Company reduces revenue for estimated volume discounts and other allowances. The Company also records deferred revenue primarily related to payments received in advance of revenue being earned under software licensing, maintenance and support and other contractual agreements. Deferred revenue included in other current liabilities totaled $23.4 million as of December 31, 2007. In addition to the general policy discussed above, the following are the specific revenue recognition policies for our major business lines and for multiple-element arrangements:
Information Services — Revenue for the P&C personal lines, public filing searches, employment background screening and drug testing, vital records and other services in the Screening and Authentication Services and the Business Services segments is generally earned on a transactional basis and recognized as the services are delivered. Revenue from non-transaction-based arrangements such as subscription licenses and fixed fee arrangements is recognized over the period in which the customer is using the service. Provisions for bad debts are recognized during the period in which they are estimable, and provisions for volume discounts are recognized during the period in which they are applicable.
Software Services — Certain software revenues are generated primarily by transactions that include multiple-element arrangements encompassing licensing software systems (consisting of software and maintenance support) and providing professional services. ChoicePoint allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for maintenance and support services, is additionally measured by the renewal rate offered to the customer. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with its revenue recognition policy for such elements. If the fair value of any undelivered element included in bundled software and service arrangements cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the residual method is used to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
Marketing Services — Revenues in our teleservices, print and data fulfillment services, included in discontinued operations, are recognized when projects are completed and delivered (typically within one month) in accordance with contractual terms. Certain database management services in our Marketing Services segment represent hosting arrangements. The contracts for these services are in essence a periodic service agreement to provide database services to a specific customer. The revenues and certain up-front costs related to these hosting arrangements are recognized ratably over the term of the agreement in accordance with Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements,” and Emerging Issues Task Force (“EITF”) Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware.”

In some instances, perpetual software license arrangements require significant customization. These arrangements are accounted for under the percentage of completion method based on estimates of the extent of progress toward completion. The Company estimates the percentage of completion on contracts on a monthly basis utilizing estimated remaining hours to complete as a percentage of total estimated hours to complete the project. Changes in estimates to complete and revisions in overall profit estimates are recognized in the period in which they are determined.
Pass-Through Expense — The Company records certain revenue on a net basis since it has in essence “earned a commission or fee” for arranging the delivery of a service ordered by a customer from a specified vendor and is not the primary obligor under the provisions of EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Motor vehicle records registry revenue (the fee charged by states for motor vehicle records) and other fixed costs that are passed on by ChoicePoint to its customers (“pass-through expense”) are excluded from revenue and recorded as a reduction to cost of revenue in the Consolidated Financial Statements. The incidental fee charged by ChoicePoint to provide this delivery service is reported as revenue. For the twelve months ended December 31, 2007, pass-through expense was $823.9 million.
Reimbursable Expenses — Prior to the Company’s decision to divest certain businesses, as discussed in Note 5, certain reimbursed out-of-pocket expenses included in the Marketing Services segment were presented on a gross basis as revenues and expenses, labeled “Reimbursable Expenses”. These expenses are fully reimbursed by ChoicePoint’s customers and recorded as revenues and expenses in accordance with EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (“EITF 01-14”). These revenues and expenses are included in discontinued operations for the year ended December 31, 2007.
Other Current Assets — Other current assets at December 31, 2007 consisted of the following:

(In thousands)	2007
Prepaid expenses	$28,582
Other	5,559

$34,141

Property and Equipment — Property and equipment at December 31, 2007 consisted of the following:

(In thousands)	2007
Land, buildings, and improvements	$18,767
Data processing equipment and furniture	150,307
Less accumulated depreciation	(124,334)

$44,740

     The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 40 years for buildings; 15 years for land improvements; useful lives, not to exceed lease terms, for leasehold improvements; three to five years for data processing equipment and eight years for furniture.
Goodwill — The Company accounts for acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on internal evaluations that are subject to change based on the final resolutions of acquired asset valuations. The Company completed its annual goodwill impairment tests as required under SFAS No. 142, “Goodwill and Other Intangible Assets,” as of October 31, 2007. In connection with the Company’s decision to divest various businesses, additional impairment tests were performed in accordance with SFAS No. 142. As a result of these tests, goodwill impairment charges of $143.3 million were recorded in discontinued operations during the year ended December 31, 2007.

     A summary of the change in goodwill during the year ended December 31, 2007, by business segment, is as follows:

			Transfer to
	Goodwill at	Acquisitions	Assets		Other		Goodwill at
(In thousands)	December 31, 2006	and Adjustments	Held for Sale		Charges		December 31, 2007
Insurance Services	$87,181	$2,330	$—		$—		$89,511
Screening and Authentication Services	313,434	1,530	—		—		314,964
Business Services	142,380	24,397	—		—		166,777
Government Services	156,212	(5,350)	(152,187)		1,325	(b)	—
Marketing Services	99,256	—	(99,256)		—		—

Total	$798,463	$22,907	$(251,443	) (a)	$1,325		$571,252

(a)	Approximately $57.7 million of this amount in the Government Services segment, and $85.6 million in the Marketing Services segment was written off in discontinued operations as discussed in Note 5.

(b)	Effect of foreign currency translation on goodwill.
Other Acquisition Intangible Assets — Other acquisition intangibles, excluding trademarks/trade names, are being amortized on a straight-line basis over two to ten years for customer relationships, five to twenty years for purchased data files, five years for software, three to seven years for non-compete agreements and ten to eleven years for other intangible assets. Amortization expense was $10.3 million for 2007. Estimated amortization expense for the next five years is $9.8 million for 2008, $7.9 million for 2009, $5.7 million for 2010, $3.3 million for 2011 and $1.8 million for 2012. Other Acquisition Intangible Assets at December 31, 2007 consisted of the following:

		2007
		Accumulated
(In thousands)	Gross	Amortization	Net
Customer relationships	$27,900	$(15,467)	$12,433
Purchased data files	17,800	(3,189)	14,611
Software	25,663	(15,557)	10,106
Non-compete agreements	11,617	(8,105)	3,512
Trademarks/trade names	11,600	—	11,600
Other intangible assets	688	(282)	406

Total	$95,268	$(42,600)	$52,668

Other Assets, Net — Other assets, net at December 31, 2007 consisted of the following:

(In thousands)	2007
Software and databases developed for internal use, net	$49,429
Purchased software, net	17,761
Other	8,103

$75,293

     For the year ended December 31, 2007 costs of software and databases developed for internal use of approximately $21.3 million were capitalized and are included in Software and databases developed for internal use, net. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Other assets are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $116.9 million as of December 31, 2007.
     The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of other long-lived assets may warrant revision or may not be recoverable. When factors indicate that other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the other assets in measuring whether those assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value on a discounted cash flow methodology. No long-lived assets were written down during the year ended December 31, 2007.

Other Current Liabilities — Other current liabilities at December 31, 2007 consisted of the following:

(In thousands)	2007
Unearned income and deferred revenue	$23,421
FTC settlement accrual and related costs	17
Other	52,748

$76,186

     See Note 11 for discussion of the Federal Trade Commission (“FTC”) settlement accrual and related costs.
Depreciation and Amortization Expense — Depreciation and amortization expense from continuing operations for 2007 consisted of the following:

(In thousands)	2007
Property and equipment	$23,461
Other acquisition intangibles	10,306
Software and databases developed for internal use	12,786
Purchased software	11,793
Other assets	272

Total	$58,618

Other Comprehensive Income — Comprehensive income and its components are presented in the Consolidated Statements of Shareholders’ Equity. Accumulated other comprehensive income (loss) consisted of the following at December 31, 2007:

(In thousands)	2007
Cumulative foreign currency translation adjustment	$2,890
Cash flow hedges	(5,654)
Deferred postretirement gain	3,071
Other	79

Total	$386

Consolidated Statements of Cash Flows — The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.
     Tax payments made by ChoicePoint were approximately $26.4 million in 2007 ($23.4 million net of refunds). Interest paid on debt totaled $26.8 million in 2007.
Financial Instruments and Derivatives — The Company’s financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.
     The Company’s derivative financial instruments are accounted for under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. Such derivatives at December 31, 2007 and 2006 consist of interest rate swap agreements (Note 6) entered into to limit the effect of changes in LIBOR (a benchmark interest rate) on the Company’s LIBOR-based payments, including the synthetic leases. Amounts currently due to or from interest rate swap counterparties are recorded in expense in the period in which they accrue. The Company measures all derivatives at fair value and recognizes them in the Consolidated Balance Sheet as an asset or liability, depending on ChoicePoint’s rights or obligations under the applicable derivative contract. ChoicePoint’s only derivative instruments are swap agreements which have been designated as cash flow hedges to hedge the variability in expected future interest payments on a portion of the Company’s LIBOR-based payments and, as such, the effective portions of changes in fair value are reported in cumulative other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements was a liability of approximately $9.6 million as of December 31, 2007 which is included in the Consolidated Balance Sheet, and has been recorded net of taxes in accumulated other comprehensive income in the Consolidated Financial Statements.
Allowance for Doubtful Accounts — Management judgments and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer credit worthiness, industry, and changes in current economic trends. Significant changes in customer concentration, deterioration of customer credit worthiness, or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. Generally, we do not require collateral or other security to support receivables.
Foreign Currency Translation — The net assets of the Company’s foreign operations, which are located primarily in the United Kingdom, are translated into U.S. dollars using current exchange rates and the results of operations of the Company’s foreign operations are translated into U.S. dollars using average exchange rates during the period. The resulting translation adjustment, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative foreign currency translation adjustment (“CTA”) in accumulated other comprehensive income (loss), net. The functional currency of the Company’s foreign operations is the local currency of those operations.
New Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 applies where other accounting pronouncements require or permit fair value measurements; it does not require any new fair value measurements under GAAP. SFAS 157 is effective for the Company on January 1, 2008. The effects of adoption will be determined by the types of instruments carried at fair value in the Company’s financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Company’s current use of fair value measurements, we have evaluated the new statement and have determined that it will not have a significant impact on the determination or reporting of our financial results.
          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We have evaluated the new statement and have determined that it will not have a significant impact on the determination or reporting of our financial results.
          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our financial statements.
          In December 2007, the FASB issued Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“ARB No. 51”). This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We are currently evaluating the effects that SFAS 160 may have on our financial statements.

4 Acquisitions and Investment
Acquisitions — Effective July 1, 2007, the Company contributed the assets of its Charles Jones subsidiary to a new venture in which ChoicePoint retained a 70% ownership interest. Charles Jones is the premier provider of judgment searches in their primary service area, New Jersey. The Company entered into the venture in an effort to increase its scale in the service area while enhancing operating margins. The minority partner in the venture received a 30% ownership interest for its contributed assets. The incremental fair value of the net assets contributed by the minority party, including goodwill of $19.8 million, is estimated to be approximately $27 million. These assets are included in the Company’s consolidated balance sheet and were allocated to the Business Services segment. Additionally, $5.7 million was allocated to other acquisition intangible assets as follows:

		Weighted Average
(In thousands)	Amount	Amortization Period
Data Contract/Title Plant	$3,360	indefinite
Customer relationships	2,000	7 years
Noncompete agreements	350	3 years

Total	$5,710

The allocation of fair value to the assets and liabilities of the net assets contributed by the minority party is preliminary and subject to change based on the resolutions of pre-acquisition contingencies. Net income of the venture is allocated to each party based upon its respective ownership interest except during the first three years, when ChoicePoint will be allocated net income sufficient to support the distribution of certain minimum amounts defined in the agreement. The difference between the minimum amounts and the amounts ChoicePoint would receive based upon its ownership interest is not material to ChoicePoint’s consolidated net income. The minority partner also has the opportunity to earn additional ownership interest in future years based upon the performance of the business.
          The pro forma effect this acquisitions is not material to the consolidated financial statements.
Investment — In the third quarter of 2005, the Company made a $10.0 million equity investment in XDimensional Technologies, Inc., a leading provider of a comprehensive agency management Internet service for the insurance industry. The Company bifurcated its investment into two separate and distinct assets, one of which totaled $7.8 million and is being amortized over 10 years. The other asset, a $2.2 million investment, is accounted for under the cost method and evaluated for impairment annually in accordance with APB 18 “The Equity Method of Accounting for Investments in Common Stock” and FASB Staff Position Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment.”
Subsequent Event — On February 5, 2008, the Company acquired Optimal Decisions Group, a firm that develops and deploys advanced analytics and software to the insurance industry. The acquisition is not expected to have a material impact on ChoicePoint’s financial results.
5 Discontinued Operations
          As discussed in Note 1, during the second quarter of 2008, ChoicePoint decided to divest its Marketing Services segment. As a result, ChoicePoint began reporting the segment as discontinued operations and eliminated the reporting of a separate Marketing Services segment. Reed Elsevier, which acquired ChoicePoint in September 2008, is filing herewith updated financial statements and accompanying footnotes for the year ended December 31, 2007, previously included in ChoicePoint’s Annual Report on Form 10-K, to reflect the classification of Marketing Services as a discontinued operation. The results of these discontinued operations for the year ended December 31, 2007 are now reflected in the Company’s Consolidated Statement of Income as discontinued operations. Cash flows related to discontinued operations are stated separately from cash flows related to continuing operations by category in the Consolidated Statement of Cash Flows.
          In December 2007, the Company decided to divest its i2 business, which was previously included as part of the Government Services segment. Based upon indicative purchase price ranges received from prospective purchasers, the Company estimates that net proceeds to be received from the disposal of this business will exceed the carrying value. Additionally, in September 2007, the Company decided to divest its iMap business, which was previously included as part of the Government Services segment. While transactions have not yet been consummated and the Company has no definitive agreements to sell either of these businesses, the Company has met the criteria to classify these businesses in discontinued operations.

          During 2006, the Company announced its intent to divest the Bode Labs, EquiSearch and BLJ businesses. The Company completed the sale of its Bode, BLJ and EquiSearch businesses during 2007 for total net proceeds of $28.9 million. Consequently, the results of these discontinued operations are reflected in the Company’s Consolidated Statements of Income as discontinued operations.
          The following amounts have been segregated from continuing operations and are reflected as discontinued operations for the year ended December 31, 2007:

(In thousands)	2007
Service revenue	$151,175
Reimbursable expenses	21,377

Total revenue	$172,552

Loss from discontinued operations before income taxes	(135,401)
Income tax benefit	51,509

Loss from discontinued operations, net of tax	$(83,892)

          During 2007, in connection with the decision to divest its iMap business, the Company recorded a pre-tax charge of $57.7 million to reflect the currently estimated net proceeds to be realized from selling the business. Additionally, as a result of our annual impairment tests, impairment charges related to the Marketing Services segment totaling $85.6 million were recorded during the year ended December 31, 2007 and are included in discontinued operations.
          At December 31, 2007, the Company has classified certain assets and liabilities associated with the discontinued operations as assets of businesses held for sale and liabilities of businesses held for sale in the Consolidated Balance Sheets in accordance with the guidance in SFAS 144. The following table details the components of the assets and liabilities of businesses held for sale at December 31, 2007 (in thousands):

Accounts receivable, net of allowance for doubtful accounts of $1,009	$30,721
Other current assets	4,739
Property and equipment, net	12,459
Goodwill	108,570
Other acquisition intangible assets, net	17,110
Other assets, net	6,211

Total assets of businesses held for sale	179,810

Accounts payable	3,178
Other current liabilities	39,232
Other long-term liabilities	2,854

Total liabilities of businesses held for sale	45,264

Total net assets of businesses held for sale	$134,546

6 Debt and Other Financing
Long-term debt at December 31, 2007 was as follows:

(In thousands)	2007
Credit Facility	$530,000
Receivables Facility	80,000
Capital leases	—

610,000
Less current maturities	(80,000)

$530,000

     On October 25, 2006, the Company entered into a $600 million unsecured credit facility (the “Credit Facility”) with a group of banks, which is expandable to $750 million, to refinance its existing facility, fund share repurchases and for general corporate purposes including, without limitation, working capital, stock repurchases, capital expenditures in the ordinary course of business and permitted acquisitions. At December 31, 2007, there was $530.0 million outstanding under the Credit Facility. In addition, approximately $9.9 million of the remaining availability under the Credit Facility was utilized for outstanding letters of credit. The Credit Facility bears interest at either a base rate as defined in the Credit Facility or LIBOR plus an applicable margin. The applicable margins range from 0.28% to 0.60% per annum based on ChoicePoint’s funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Within the Credit Facility, the Company has a $50 million line of credit with a participating bank at either a base rate as defined in the Credit Facility or LIBOR plus an applicable margin. The Credit Facility, including the line of credit, expires on October 25, 2011. The average interest rate based on the terms of the Credit Facility was 5.5% at December 31, 2007.
     The Credit Facility contains covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum funded debt to EBITDA and (ii) minimum interest coverage. We have maintained compliance with these financial covenants.
     In 2001, the Company and certain of its subsidiaries entered into an agreement (the “Receivables Facility”) with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. Prior to December 1, 2006, the Receivables Facility permitted the advance of up to $100 million on the sale of accounts receivable. On December 1, 2006, the Receivables Facility was amended to increase the available borrowing capacity to $125 million. Currently, the Receivables Facility is payable in June 2008, but may be extended in one-year terms. Net proceeds from the Receivables Facility were $80.0 million at December 31, 2007. The average interest rate based on the terms of the Receivables Facility was 5.1% at December 31, 2007.
     At December 31, 2007, the Company had $105.1 million of available capacity under the above facilities, prior to obtaining additional financing in January 2008 as discussed below. Scheduled maturities of long-term debt subsequent to December 31, 2007 are as follows: $80.0 million in 2008 and $530.0 million in 2011.
     On January 14, 2008, the Company entered into a $300 million five-year unsecured Term Loan Credit Agreement (the “Credit Agreement”) with substantially the same lenders that are party to its existing Credit Facility. Fees incurred in connection with the agreement totaled approximately $1.0 million which will be amortized over the term of the agreement. All amounts borrowed under the Credit Agreement were used to repay amounts outstanding under the Company’s existing Credit Facility. ChoicePoint and its material subsidiaries (as defined in the Credit Agreement) that are U.S. subsidiaries are guarantors of the obligations. The Credit Agreement bears interest at either a base rate as defined in the Credit Agreement or LIBOR plus an applicable margin. The applicable margins range from 1.000% to 1.375% per annum based on ChoicePoint’s funded debt to EBITDA ratio. The Credit Agreement contains covenants customary for this type of facility and the loans made under the Credit Agreement will mature on January 14, 2013.
     During the second quarter of 2006, the Company entered into a $12.5 million synthetic lease agreement for a new property. Under this synthetic lease agreement, a third-party lessor purchased the property and paid for the build-out of the property completed in December 2006. The $12.5 million synthetic lease expires in 2012. On December 8, 2006, the Company entered into a $25.2 million synthetic lease agreement for its headquarters building and a $46.2 million synthetic lease agreement for its data center facility. These agreements replaced the existing agreements that were due to expire in 2007 and 2008. The new lease agreements expire in 2012, at which time the Company has the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or sell the property itself (remarket). If the Company elects to remarket the property, it must guarantee the lessor 80% to 85% of the original cost.
     The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $83.9 million at December 31, 2007 and it would have recorded additional depreciation expense related to the synthetic leases of approximately $3.2 million ($2.0 million after tax) for 2007.
     Derivative financial instruments at December 31, 2007 consist of four interest rate swap agreements entered into to reduce the impact of changes in a benchmark interest rate (LIBOR) on the Company’s LIBOR-based payments on the Company’s synthetic leases and Credit Facility (collectively, the “Swap Agreements”). At December 31, 2007, the total notional amount under these Swap Agreements was $283.9 million, consisting of the $12.5 million, $25.2 million, and $46.2 million swap agreements related to the synthetic lease agreements discussed above, and $200.0 million related to the Credit Facility. The Swap Agreements involve the receipt of a variable rate and payment by ChoicePoint of fixed rates of 4.9%. The swap agreements which relate to the company’s synthetic leases mature in January 2012, and the swap agreement related to the Credit Facility matures in October 2011. The Company has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on the Company’s aggregate $83.9 million in synthetic leases and $200 million of the amount outstanding on the Credit Facility. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties. As of December 31, 2007, the fair value of the outstanding interest rate swap agreements was a liability of $9.6 million, which is included in the Consolidated Balance Sheet, and has been recorded net of taxes in accumulated other comprehensive (loss) in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138.
7 Income Taxes
The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.
     The provision (benefit) for income taxes from continuing operations for the year ended December 31, 2007 consists of the following:

(In thousands)	2007
Current:
Federal	$61,542
State	5,846

Total current	67,388

Deferred:
Federal	7,165
State	(218)

Total deferred	6,947

Total	$74,335

     The provision for income taxes from continuing operations is reconciled with the federal statutory rate for the year ended December 31, 2007, as follows:

2007
Federal statutory rate	35.0%
State and local taxes, net of federal tax benefit	3.3
Non-deductible stock option expense	1.0
Non-deductible penalties	—
Other	(0.3)

Effective rate for continuing operations	39.0%
     ChoicePoint’s 2007 effective tax rate for continuing operations was 39.0%, an increase from 38.9% in 2006. The higher overall effective tax rate in 2007 is primarily due to an increase in state income taxes and the impact of nondeductible compensation related expenses in 2007 as compared to 2006.

Components of the Company’s deferred income tax assets and liabilities at December 31, 2007 are as follows:

(In thousands)	2007
Deferred income tax assets:
Employee compensation programs	$23,909
Postretirement benefits	7,781
Goodwill	3,024
Reserves and accrued expenses	6,197
Capital loss carryforward	23,516
Other	10,486

Total deferred income tax assets	74,913

Deferred income tax liabilities:
Purchased software, data files, technology, and other assets	(21,893)
Depreciation	(12,404)
Deferred expenses	(4,717)
Other	(9,012)

Total deferred income tax liabilities	(48,026)

Net deferred income tax assets (liabilities)	$26,887

     A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2007, the Company has certain deferred tax assets of $17.7 million for which a valuation allowance of approximately $17.3 million has been provided due to uncertainty of future realization of these deferred tax assets.
     As of January 1, 2007 the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). As a result of the implementation of FIN 48, the Company recognized a $1.0 million increase in the net liability for unrecognized tax benefits, which was accounted for as a reduction of retained earnings. The Company had a liability of $11.2 million recorded for unrecognized tax benefits as of January 1, 2007, which includes interest and penalties of $1.9 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company recorded an additional $0.4 million in income tax expense for interest and penalties during the twelve months ended December 31, 2007. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $10.7 million, which includes interest and penalties of $2.3 million. The Company does not currently anticipate that the total amount of unrecognized tax benefits will significantly increase or decrease during the twelve month period ended December 31, 2008.
     The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

Balance at January 1, 2007	$11,178
Gross increases related to current period tax positions	1,692
Gross increases related to prior periods tax positions	2,113
Gross decreases related to prior periods tax positions	(439)
Decrease related to settlements with tax authorities	(792)
Expiration of the statute of limitations for the assessment of taxes	(2,053)

Balance at December 31, 2007	$11,699

     At December 31, 2007, the Company had U.S. federal net operating loss carryforwards of approximately $3.3 million, which expire at varying dates through 2024. At December 31, 2007, the Company had state net operating loss carryforwards of approximately $175 million, which expire between 2008 and 2027.
8 Shareholders’ Equity
Stock Options — On April 25, 2006, the shareholders of the Company approved the ChoicePoint Inc. 2006 Omnibus Incentive Plan (the “2006 Omnibus Plan”). Under the 2006 Omnibus Plan, as amended in May 2007, up to 2,700,000 shares of the Company’s common stock may be issued pursuant to awards granted thereunder, with limitations on specific kinds of awards that may be issued or transferred, or in payment of dividend equivalents paid with respect to such awards. A variety of discretionary awards for officers, directors and full-time employees of ChoicePoint, and others who render significant services are authorized under the 2006 Omnibus Plan, including incentive and non-qualified stock options, restricted shares, deferred shares, share equivalent units, tandem appreciation rights and/or free-standing appreciation rights, performance shares and performance units. The vesting of such awards may be conditioned upon either a specified period of service or the attainment of certain performance goals as determined by the Management Compensation and Benefits Committee of the Company’s Board of Directors. Option exercise prices are set at the closing price of ChoicePoint’s common stock on the New York Stock Exchange on the date of grant, and option terms do not exceed seven years.
     The Company adopted a second amendment to its 1997 Omnibus Stock Incentive Plan (the “1997 Plan”) on April 25, 2006, pursuant to which the aggregate number of shares of the Company’s common stock available for grants of all awards pursuant to the 1997 Plan was reduced to 500,000. The 1997 Plan was also amended to provide that no outstanding options may be amended to reduce the exercise price thereof.
     In addition, on March 13, 2006, the Company amended and restated its 2003 Omnibus Incentive Plan (the “2003 Omnibus Plan”) to make its terms consistent with those of the 2006 Omnibus Plan, including adding limitations on the number of performance shares, performance units, share equivalent units or other awards, to the extent they are distributable in shares, and limiting the period during which option rights or free-standing appreciation rights may be exercised to seven years.
     During 2007, options to purchase an aggregate of approximately 1.2 million shares of the Company’s common stock were granted under the above plans, having an exercise price equal to the fair market value of the underlying stock. Such options had a weighted average exercise price of $38.34. The fair value of the options granted during 2007, 2006 and 2005 was calculated using an actuarial binomial model. The following assumptions were used in the calculation of stock-based compensation expense for the year ended December 31, 2007:

2007
Dividend yield	0%
Expected volatility	26%
Risk-free interest rate	4.6%
Expected life in years	4.65
Weighted average fair value of options granted	$11.69
     A summary of all outstanding options and the weighted average exercise price per share, as of December 31, 2007, changes during the year then ended is as follows (shares in thousands):

	2007
		Average
	Shares	Price
Balance outstanding, beginning of year	11,546	$31.51
Granted	1,244	38.34
Canceled/forfeited	(741)	42.55
Exercised	(2,155)	15.88

Balance outstanding, end of year	9,894	$34.95

Exercisable at end of year	5,771	$30.55

     A summary of outstanding options, the weighted average exercise price per share, the weighted average remaining contractual term, and the aggregate intrinsic value as of December 31, 2007 is as follows (shares and aggregate intrinsic value in thousands):

			Weighted Average
		Weighted Average	Remaining Contractual	Aggregate
	Shares	Exercise Price	Term in Years	Intrinsic Value
Outstanding, December 31, 2007	9,894	$34.95	4.5	$46,854
Vested and expected to vest, December 31, 2007	9,653	$34.80	4.5	$46,854
Exercisable, December 31, 2007	5,771	$30.55	3.9	$45,339

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable
		Weighted Average
		Remaining Contractual	Weighted Average		Weighted Average
Range of Exercise Prices	Shares	Life in Years	Exercise Price	Shares	Exercise Price
$9.224 – $13.836	31	0.2	$12.04	31	$12.04
$13.837 – $18.448	852	1.1	13.96	852	13.96
$18.449 – $23.060	716	2.1	19.09	716	19.09
$23.061 – $27.672	1,036	3.1	26.00	1,036	26.00
$27.673 – $32.284	109	2.8	28.94	63	28.16
$32.285 – $36.896	1,054	5.0	33.63	604	33.56
$36.897 – $39.257	3,005	5.4	38.58	1,177	38.62
$39.258 — $46.120	3,091	5.7	44.77	1,292	43.28

	9,894		$34.95	5,771	$30.55
     The intrinsic value of options exercised during the year ended December 31 was $46.8 million in 2007.
Other Stock-Based Awards — On a periodic basis, certain key officers, employees, and directors of the Company are granted restricted shares under the above plans. During 2007, 174,100 shares were awarded with a weighted average market value at the date of grant of $38.96 per share. Also on a periodic basis, certain key officers are awarded deferred shares under the above plans. No deferred shares were granted during 2007. Upon initial election to the board of directors, and then annually, each non-employee director of the Company receives an award of share equivalent units. Additionally, certain key employees may be granted share equivalent units under the above plans. During 2007, 32,240 share equivalent units were granted to non-employee directors and certain key employees at market value on the date of grant of $38.27 per unit. The market value of the restricted shares, deferred shares and share equivalent units is being charged to expense over the vesting periods through June 2010. The pre-tax compensation cost charged against income for these awards was $8.3 million ($5.2 million net of tax) in 2007.
Additionally, on a periodic basis, certain key officers are granted phantom shares under the ChoicePoint Inc. Deferred Compensation Plan. During 2007, 117,000 shares were awarded with a weighted average market value at the date of grant of $39.04 per share. The market value of the phantom shares is being charged to expense over the vesting periods through February 2010. The pre-tax compensation cost charged against income for these awards for the year ended December 31, 2007 was $1.3 million.
A summary of the beginning and ending balance of the Company’s nonvested shares, deferred shares, and share equivalent units as of December 31, 2007, and changes during the year then ended is presented below:

		Weighted Average
		Grant-Date
	Shares/Units	Fair Value
Balance at December 31, 2006	778,196	$41.88
Granted	323,340	38.92
Vested	(65,547)	39.95
Forfeited	(69,800)	43.02

Balance at December 31, 2007	966,189	$40.94
     The fair value of shares vested during the year ended December 31 was $2.5 million in 2007.
     The Company adopted SFAS 123(R), effective January 1, 2006. SFAS 123(R) requires companies to apply a fair value method of measurement for all share-based payment transactions with employees, including stock options, and to recognize these transactions in the financial statements. The Company adopted SFAS 123(R) using the modified prospective application, which applies to all grants after the effective date and to any unvested portion of grants issued prior to the effective date or implementation date. The related compensation cost is expensed over the vesting period using the straight-line method for awards with cliff vesting or using the accelerated attribution method for awards with graded vesting.

     The fair value of stock options granted was determined on the grant date using assumptions for the expected term, expected volatility, dividend yield, and the risk-free interest rate. The term assumption is primarily based on the contractual term of seven years for options granted in 2007 and 2006, and ten years for options granted in 2005, and historical data related to exercise and post-vesting cancellation history experienced by the Company, which is expected to be similar to future results. The Company’s anticipated volatility level is based on the combination of implied market volatility and ChoicePoint’s long-term historical volatility. The Company’s model includes a zero dividend yield assumption, as the Company has not historically paid nor does it anticipate paying dividends on its common stock. The Company’s model does not include a discount for post-vesting restrictions, as the Company has not issued awards with such restrictions. The risk free interest rate is based on U.S. Treasury zero-coupon yield curve over the expected term of the option. The periodic expense is then determined based on the valuation of the options, and at that time an estimated forfeiture rate is used to reduce the expense recorded. The Company’s estimate of pre-vesting forfeitures is primarily based on the historical experience of the Company and is adjusted to reflect actual forfeitures as the options vest.
     The modified prospective approach requires that the Company expense over the remaining vesting period the value it previously calculated under the fair value method for stock options granted prior to the adoption of SFAS 123(R). As of December 31, 2007, there was approximately $14.1 million in total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of 2.5 years.
     A summary of the expense recognized for stock options and other stock-based awards during the twelve months ended December 31, 2007 is presented below (in thousands):

	Stock	Other Stock-	Total Stock-Based
	Options	Based Awards	Compensation
Cost of revenue	$3,300	$—	$3,300

Selling, general and administrative expenses	7,345	8,751	16,096

Total expense	$10,645	$8,751	$19,396

Expense net of tax	$8,748	$5,426	$14,174

     No stock-based compensation charges were capitalized during the year ended December 31, 2007.
     Under ChoicePoint’s stock incentive plans, employees may surrender stock-based awards or shares of the Company’s common stock to the Company in payment of minimum tax obligations due upon the exercise of options or upon the vesting of grants of other stock based awards. During the year ended December 31, 2007 employees surrendered approximately 347,000 options upon the exercise of stock options in payment of such minimum tax obligations. Additionally, during the year ended December 31, 2007, employees surrendered 13,540 shares to the Company upon the vesting of restricted shares in payment of such minimum tax obligations. The value of the awards was based on the market price on the date of surrender for an aggregate value of $13.9 million, or $38.69 per share, for the year ended December 31, 2007.
     As of December 31, 2007, there was approximately $6.6 million in total unrecognized compensation cost related to restricted shares, $6.4 million related to deferred shares, $3.2 million related to phantom shares, and $1.3 million related to share equivalent units. That cost is expected to be recognized over a weighted average period of 1.3 years for restricted shares, 2.3 years for deferred shares, 2.1 years for phantom shares, and 0.7 years for share equivalent units.
     Prior to adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $17.2 million excess tax benefit classified as financing cash inflows for the year ended December 31, 2007 would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R).
     In periods prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (“APB 25”) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized. In accordance with APB 25, the compensation recorded for employee stock grants was equal to the fair value of the grant on the measurement date (the date of the grant), as determined by the closing price of the Company’s common stock on that date. Some employee stock grants vested in future periods based on a requirement of continued service to the Company. For these stock grants the fair value of the stock grant was recorded as deferred compensation in the equity section of the Company’s Consolidated Balance Sheets, and was expensed on a straight-line basis over the vesting period.
Grantor Trusts — ChoicePoint has established two grantor trusts which are used to purchase ChoicePoint common stock in the open market as previously approved by the Board of Directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $29.7 million representing 1.4 million shares in 2007 are reflected as treasury stock, at cost, in the December 31 consolidated balance sheets. Cash remaining in the grantor trusts of approximately $719,000 at December 31, 2007 is included in cash and cash equivalents in the accompanying consolidated balance sheets.
Treasury Stock — In addition to the common stock held in the grantor trusts and shares repurchased as noted above, in accordance with the terms of the awards, ChoicePoint redeemed approximately 87,000 shares of common stock at market price in consideration of the minimum tax obligations for nonvested stock vestings, or for the cancellation of nonvested stock at a total cost of $3.6 million in 2007.
9 Capital Transactions
On July 26, 2005, ChoicePoint’s Board of Directors approved a stock buyback program for the repurchase of up to $250 million of Company stock. During 2006, the Company’s Board of Directors approved increases to the value of the buyback program up to a total of $725 million. On August 8, 2007, the Board of Directors further increased the value of the Company’s buyback program by $300 million to a total value of $1.025 billion. The Board of Directors also extended the buyback program an additional two years, through August 19, 2009.
     The following table details activity under the repurchase program since inception (in thousands except per share amounts):

	Total number
	of shares	Average cost	Total cost
	repurchased	per share	for shares
Year ended December 31, 2005	2,946.7	$42.62	$125,592
Year ended December 31, 2006	11,375.0	37.56	427,248
Year ended December 31, 2007	11,160.4	38.50	429,646

Inception of buyback program through December 31, 2007	25,482.1	$38.56	982,486

Remaining amount authorized as of December 31, 2007			42,514

Total amount authorized as of December 31, 2007			$1,025,000

Subsequent Event — On January 29, 2008, the Company’s Board of Directors further increased the value of the Company’s buyback program by $300 million up to a total value of $1.325 billion.
10 Employee Benefits
401(k) Profit Sharing Plan — ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 75% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of an employee’s contributions up to the first 6% of the employee’s salary. The match made on eligible employee contributions was 26% for 2007. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. The expense for the 401(k) profit sharing plan was $3.1 million in 2007.
     ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.7 million in 2007.
Deferred Compensation Plan — ChoicePoint offers deferred compensation plans to directors and certain officers of the Company. Under these plans, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The corresponding deferred compensation liability is recorded at the current fair value of the individual’s investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2007, related to these plans, the Company has recorded an other long-term liability of $22.4 million.

Postretirement Benefits — The Company has agreed to provide certain retiree health care and life insurance benefits for a defined group of eligible employees. Health care and life insurance benefits are provided through a trust. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee, net of the estimated amount of participant contributions. These postretirement benefit plans are unfunded. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with the Company’s expressed intent to increase retiree contributions equal to a percentage of health care cost increases. ChoicePoint uses December 31 as the measurement date for these plans.
     The following table presents a reconciliation of the changes in the plan’s benefit obligations and fair value of assets at December 31, 2007:

(In thousands)	2007
Change in benefit obligation:
Obligation at beginning of year	$23,396
Service cost	51
Interest cost	1,263
Actuarial loss (gain)	154
Medicare subsidies accrued	570
Anticipated future Medicare subsidies	—
Benefit payments, net of participant contributions of $2,821 in 2007	(2,320)

Obligation at end of year	23,114

Change in plan assets:
Fair value of plan assets at beginning of year	—
Employer contributions	1,751
Benefit payments	(1,751)

Fair value of plan assets at end of year	—

     On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, “SFAS 158”. SFAS 158 required us to recognize the $5.5 million funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its benefit plans as a liability in the December 31, 2006 Consolidated Balance Sheet, with a corresponding reduction of $3.4 million to accumulated other comprehensive income, net of tax of $2.1 million. The adoption of SFAS 158 had no effect on our consolidated statement of operations for the year ended December 31, 2006, or for any prior periods presented, and it will not impact our operating results in future periods.
     The following table shows the calculation of the accrued postretirement benefit cost recognized in “Postretirement benefit obligations” on the Company’s Consolidated Balance Sheet at December 31, 2007:

(In thousands)	2007
Funded status	$23,114
Unrecognized prior service credit	119
Unrecognized actuarial gain	4,831
Accumulated other comprehensive income	(4,950)

Net amount recognized on consolidated balance sheet	23,114
Current portion	2,529

Accrued benefit cost	$20,585

     The current portion is included in other current liabilities in the accompanying consolidated balance sheets. Net periodic postretirement benefit expense for the year ended December 31, 2007 includes the following components:

(In thousands)	2007
Service cost	$51
Interest cost on accumulated benefit obligation	1,263
Amortization of net gain	(238)
Amortization of prior service cost	(115)

Net periodic postretirement benefit expense	$961

     The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation for the year ended December 31, 2007:

2007
Discount rate used to determine accumulated postretirement benefit obligation at December 31	6.07%
Discount rate used to determine net periodic postretirement benefit expense	5.71%
Initial health care cost trend rate	9.33%
Ultimate health care cost trend rate	5.25%
Year ultimate health care cost trend rate reached	2015

     Assumed health care trend rates affect the amounts reported for health care plans. If the health care cost trend rate were changed by 1% for all future years, the accumulated postretirement benefit obligation (“APBO”) as of December 31, 2007 would have been impacted as follows:

	1-Percentage	1-Percentage
(In thousands)	Point Increase	Point Decrease
Effect on total APBO	$284	$(269)
Effect on total service cost plus interest cost	$19	$(18)
     The Company expects the following net benefits to be paid from the postretirement benefit plan:

	Projected Benefit Payments
	Before Medicare	After Medicare
(In thousands)	Subsidy	Subsidy
2008	$3,287	$2,529
2009	3,098	2,897
2010	2,870	2,674
2011	2,823	2,635
2012	2,612	2,612
2013 – 2017	10,340	10,340
     The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.
11 Commitments and Contingencies
Leases — The Company’s operating leases involve principally office space and office equipment. Rental expense relating to these leases was $16.4 million in 2007. Included in the operating leases are three synthetic lease agreements (Note 6). The Company has accounted for these synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic leases, assets and debt would have increased by $83.9 million at December 31, 2007 and the Company would have recorded additional depreciation expense of $3.2 million in 2007. Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic leases, are as follows as of December 31, 2007:

(In thousands)
Year	Amount
2008	$15,062
2009	13,568
2010	11,520
2011	9,312
2012	3,021
Thereafter	2,879

$55,362

Change in Control Provisions in Employment Agreements — The Company has entered into employment agreements with certain officers to provide severance pay and benefits in the event of a “change in control” of ChoicePoint. At December 31, 2007, the maximum contingent liability for salary, bonus and severance under the agreements or plans was approximately $34.0 million. In addition, the Company’s stock-based compensation plans provide that all outstanding grants shall become fully vested in the event of a change in control.
Litigation and Fraudulent Data Access — Below is a description of the Company’s material pending legal proceedings. While the ultimate resolution of the matters discussed below cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.
Class Action Litigation
          A class action lawsuit against the Company was filed in the United States District Court for the Southern District of Florida on August 11, 2003 (Fresco, et al. v. Automotive Directions Inc., et al.) alleging that the Company obtained, disclosed and used information obtained from the Florida Department of Highway Safety and Motor Vehicles (“Florida DHSMV”) in violation of the federal Drivers Privacy Protection Act (“DPPA”). In their complaint, the plaintiffs seek to represent classes of individuals whose personal information from Florida DHSMV records has been obtained, disclosed and used for marketing purposes or other allegedly impermissible uses by the Company without the express written consent of the individual. A number of the Company’s competitors have also been sued in the same or similar litigation in Florida. This complaint seeks certification as a class action, compensatory damages, attorneys’ fees and costs, and injunctive and other relief. After vigorously defending against the action, the defendants engaged in court ordered mediation beginning in February 2006. A proposed settlement agreement was filed with the court on December 20, 2006, on behalf of the Plaintiffs and all but two of the named defendants. On May 11, 2007, the District Court entered orders which, among other things: (1) granted preliminary approval of the proposed class action settlement; (2) certified the conditional nationwide class; (3) denied the motion of the Texas plaintiffs (referenced below) to intervene in Fresco; and (4) granted an injunction to maintain the status quo, which prohibits the Texas action (referenced below) from moving forward. On May 11, 2007, the Texas intervenors and the putative class members in the Texas case filed a notice of appeal with respect to the denial of the motion for limited intervention and the granting of the temporary injunction. The United States Court of Appeals for the Eleventh Circuit issued an order dated June 6, 2007, questioning whether it has jurisdiction over the appeal. The interested parties have submitted briefs to the Court of Appeals responding to this question. On September 24, 2007, the Court of Appeals issued an Order declining jurisdiction of the Texas Interveners’ Motion to Intervene and finding that it did have jurisdiction to decide permissibility of the preliminary approval Order’s injunction against pursuing related proceedings in other Courts. The Court denied the Fresco Plaintiffs’ Motion to Dismiss and Motion for Sanctions with respect to the Texas Interveners’ Motion to Stay. On October 24, 2007, the District Court held the final approval hearing on the proposed class action settlement. The Court has not yet issued a ruling. The Company believes that any additional liability which may result from the resolution of this action in excess of the amounts to be paid pursuant to the settlement agreement with the Fresco plaintiffs will not have a material effect on the financial condition, results of operations, or cash flows of the Company.
          On January 5, 2007, a purported class action lawsuit was filed against the Company and certain of its competitors in the United States District Court for the Eastern District of Texas ( Taylor v. Acxiom Corporation ) on behalf of each and every individual in the State of Texas whose name, address, driver identification number, and certain other identifiers are contained in motor vehicle records obtained by the defendants from the Texas Department of Public Safety without the express consent of the individual during the period from June 1, 2000, through the date of judgment. The plaintiff also filed pleadings seeking to intervene in the Fresco litigation and objecting to the proposed settlement agreement for such litigation. The ruling on such pleadings is addressed above. On February 8, 2007, the Company filed a motion to dismiss the Taylor litigation based on the fact that Fresco was first-filed, the nationwide class in Fresco encompasses the Texas class, and reasons of judicial economy and fundamental fairness dictate against duplicative class actions in federal courts. The Taylor litigation is currently enjoined from proceeding pursuant to the District Court’s order issued in the Fresco litigation, discussed above.
Fraudulent Data Access
          The Company’s response to the 2004 fraudulent data access and other similar incidents is ongoing. The Company is involved in legal proceedings that relate to these matters. Regardless of the merits and ultimate outcome of this litigation, proceedings of this type are expensive and will require substantial Company resources and executive time.
          In February 2006, the Company reached a settlement with the FTC regarding its investigation into the Company’s compliance with federal laws governing consumer information security and related issues, including the fraudulent data access that occurred in 2004. As part of the settlement, the Company was required to submit a report to the FTC within 180 days of the settlement evidencing compliance with the terms of the settlement. On February 20, 2008, the Company received a letter from the FTC notifying the Company that after reviewing such report, the Enforcement Division of the FTC was not recommending any enforcement action to the FTC. The settlement requires the Company to obtain every two years until 2026, an assessment from a qualified, independent third-party professional to ensure that the Company’s information security program meets the standards of the settlement. Effective June 5, 2007, the Company also entered into an Assurance of Voluntary Compliance and Discontinuance with the Attorneys General of 43 states and the District of Columbia.
          The Company received notice from the SEC on May 12, 2005, that it was conducting an investigation into the circumstances surrounding any possible identity theft, trading in the Company’s stock by its Chief Executive Officer and Chief Operating Officer and related matters. The Company cooperated with the SEC and provided the requested information and documents. On January 18, 2008, the staff of the SEC notified the Company by letter that the staff had completed its investigation and was not recommending any enforcement action by the SEC.
          On March 4, 2005, a purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with the fraudulent data access. Additional complaints alleging substantially similar claims have been filed by other purchasers of the Company’s securities in the Central District of California on March 10, 2005, and in the Northern District of Georgia on March 11, 2005, March 22, 2005, and March 24, 2005. By court order the cases pending in the Central District of California have been transferred to the Northern District of Georgia. By order dated August 5, 2005, the court consolidated each of the pending cases into a single consolidated action, In re ChoicePoint Inc. Securities Litigation, 1:05-CV-00686. A consolidated amended complaint was filed on January 13, 2006, and seeks certification as a class action and unspecified compensatory damages, attorneys’ fees, costs, and other relief. On March 14, 2006, the defendants filed a motion to dismiss the consolidated amended complaint, which remains pending before the court. On November 21, 2006, the court entered an order denying the defendants’ motion to dismiss. Thereafter, defendants moved the court to certify its order for immediate review. The court granted that motion on January 10, 2007. On January 25, 2007, the defendants filed a petition asking the United States Circuit Court of Appeals for the Eleventh Circuit to allow them to appeal on an interlocutory basis. On May 3, 2007, the defendants’ petition was denied. As a result, the District Court re-opened the case. Based on the subsequent U.S. Supreme Court decision in Tellabs, Inc. v. Makor Issues & Rights, Ltd., which requires District Courts to consider competing inferences of scienter rather than just those most favorable to a plaintiff, the Company filed a renewed motion to dismiss which is currently pending before the District Court.
          On January 15, 2008, the Company entered into a Letter of Understanding pursuant to which the parties would, subject to notice to the class, court approval and certain other conditions, settle all claims. The Company and the other defendants do not admit to any liability by the Company or such defendants. Under the terms of the Letter of Understanding, the Company will pay $10 million to the plaintiffs, subject to court approval. The Company anticipates filing a definitive settlement agreement with the U.S. District Court for the Northern District of Georgia by March 31, 2008. The Company anticipates that the settlement as outlined in the Letter of Understanding will have no effect on the Company’s financial results as the Company had previously reserved funds to pay for the portion of the settlement amount not covered by insurance.
          On May 20, 2005, a purported class action lawsuit was filed in the United States District Court for the Northern District of Georgia against the Company and certain individuals who are alleged to be fiduciaries under the ChoicePoint Inc. 401(k) Profit Sharing Plan (the “Plan”), Curtis R. Mellott v. ChoicePoint Inc., et al., 1:05-CV-1340. The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of the Company’s stock by the Plan on and after November 24, 2004. Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs. On

April 14, 2006, the defendants filed a motion to dismiss, which the court granted on March 7, 2007, disposing of the case in its entirety. On March 21, 2007, plaintiffs filed a motion for reconsideration, which was denied on June 18, 2007. On July 12, 2007, Plaintiff filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit, which was docketed on July 16, 2007.
          On November 21, 2007, a Settlement Agreement was signed by all parties and filed with the District Court. Pursuant to the Settlement Agreement, the parties agreed to the following equitable relief: (a) Plan participants will retain the right through December 31, 2010, to diversify freely out of the Company’s matching contribution made in the Company’s common stock; (b) the Company’s matching contribution will be at least 25% for three years; (c) the Company will continue its current investment education program for three years; and (d) the Company will post language on its intranet site for three years that will advise participants to give careful consideration of the benefits of a well-balanced and diversified investment portfolio. In addition, the Company agreed to pay $10,000 to the named plaintiff, attorneys’ fees and costs in the amount of $100,000, costs of settlement notices to the class as well as costs of settlement administration, and costs to retain an independent fiduciary for settlement review and approval on behalf of Plan participants. On December 6, 2007, the Company filed a Joint Motion for Preliminary Approval of the Class Action Settlement with the District Court and on December 11, 2007, the Company filed its Joint Motion to Stay Appeal Pending Review and Approval of Settlement with the District Court.
          The Company believes that there could be other instances that may result in notification to consumers. As previously stated, the Company intends for consumers to be notified, in accordance with current state law requirements, and in accordance with ChoicePoint policy, if it is determined that their sensitive personally identifiable information has been acquired by unauthorized parties. The Company does not believe that the impact from notifying affected consumers will be material to the financial position, results of operations or cash flows of the Company.
Other Litigation
          The Company also is involved in other litigation from time to time in the ordinary course of its business. The Company provides for estimated legal fees and settlements relating to pending lawsuits when they are probable and reasonably estimable. The Company does not believe that the outcome of any such pending or threatened litigation in the ordinary course of business will have a material adverse effect on the financial position or results of operations of the Company. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that unpredictable decisions adverse to the Company could be reached.
12 Other Operating Charges
Other operating charges include the following:

Year Ended
December 31,
(In thousands)	2007
Asset impairments	552
Lease abandonment, severance, and other expenses	5,392
Fraudulent data access related benefit	(712)

Total other operating charges	$5,232

     A breakdown of other operating charges by segment for the year ended December 31, 2007 is as follows:

		Screening and
	Insurance	Authentication	Business
(In thousands)	Services	Services	Services	Other	Total
Asset impairments	$231	$321	$—	$—	$552
Lease abandonment, severance, and other expenses	41	3,087	320	1,944	5,392
Fraudulent data access related benefit	—	—	—	(712)	(712)

Total other operating charges	$272	$3,408	$320	$1,232	$5,232

The Company recorded other operating charges of $5.2 million ($3.2 million net of taxes) during 2007 that included $5.4 million ($3.3 million net of taxes) of asset impairments, lease abandonment, severance and other costs, primarily related to the consolidation of facilities and a net benefit of $0.7 million ($0.4 million net of taxes) due to a partial reversal of third party legal accruals related to the previously disclosed fraudulent data access.
     At December 31, 2007, $7.8 million was accrued for obligations related to the above charges incurred to date that includes $3.3 million for legal and other fees associated with the fraudulent data access, and $4.5 million related to severance and lease abandonment costs.
13 Related Party Transactions
     ChoicePoint has certain agreements and relationships in the normal course of business with companies with which ChoicePoint directors are associated, but which are not sufficiently significant to be reportable. All of these transactions and services provided in 2007 are the result of arm’s-length negotiations and are on terms that are reasonable and competitive. In all cases such purchases or sales in 2007 were less than one percent of the other company’s 2007 revenues. Additional transactions of this nature may take place in the ordinary course of business in the future and will be reviewed as discussed above. The Board has reviewed the business and charitable relationships between each director and executive officer and ChoicePoint and believes that none of these relationships are directly or indirectly material to the director or to ChoicePoint.
14 Subsequent Event
          On February 20, 2008, ChoicePoint entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reed Elsevier Group plc (“Reed Elsevier”) and Deuce Acquisition Inc., a wholly owned subsidiary of Reed Elsevier. The transaction has a total value of approximately $4.1 billion, based on consideration of $50.00 per share and the assumption of approximately $600 million of net debt.
          The transaction closed on September 19, 2008.